SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrants name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 Sao Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June, 2010. the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( X) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			7,101		0.0020	0.0011
ADR (*)	Preferred			306,746		0.1131	0.0495
Shares	Common			111,346		0.0320	0.0180
Shares	Preferred			629,016		0.2320	0.1016
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Itaú Corretora	Sell	01	100	173.30	17,330.00
Shares	Preferred	Itaú Corretora	Sell	01	100	173.65	17,365.00
Shares	Preferred	Itaú Corretora	Sell	01	100	174.40	17,440.00
Shares	Preferred	Itaú Corretora	Sell	02	300	173.30	51,990.00
Shares	Preferred	Itaú Corretora	Sell	07	100	176.81	17,681.00
Shares	Preferred	Itaú Corretora	Sell	07	100	176.90	17,690.00
Shares	Preferred	Itaú Corretora	Sell	07	100	177.05	17,705.00
Shares	Preferred	Itaú Corretora	Sell	08	100	178.74	17,874.00
Shares	Preferred	Itaú Corretora	Sell	08	100	178.75	17,875.00
Shares	Preferred	Itaú Corretora	Sell	08	100	179.11	17,911.00
Shares	Preferred	Itaú Corretora	Sell	08	100	179.30	17,930.00
Shares	Preferred	Itaú Corretora	Sell	18	1	183.85	183.85
Shares	Preferred	Itaú Corretora	Sell	18	34	183.87	6,251.58
Shares	Preferred	Itaú Corretora	Sell	18	400	184.40	73,760.00
Shares	Preferred	Itaú Corretora	Sell	21	12,000	187.00	2,244,000.00
			Total Sell		13,735		2,552,986.43
Final Balance
Securities/ Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			7,101		0.0020	0.0011
ADR (*)	Preferred			306,746		0.1131	0.0495
Shares	Common			111,346		0.0320	0.0180
Shares	Preferred			615,281		0.2269	0.0993

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June, 2010, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and related persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council			( ) Technical and Consulting Committees
Initial Balance
Securities/ Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				317,251,630	91.1091	51.2215
Shares	Preferred				126,758,629	46.7465	20.4657
ADR (*)	Preferred				0	0.0000	0.0000
Simple Debentures	2nd tranche, due in 6 years, of nominative, book entry, non-share convertible, subordinated debentures				1,309	1.0488	0.6338
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Transference	Donation	14	2,000	9.73221	19,464.42
			Total Sell		2,000	19,464.42
Final Balance
Securities/ Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				317,251,630	91.1091	51.2215
Shares	Preferred				126,756,629	46.7457	20.4653
ADR (*)	Preferred				0	0.0000	0.0000
Simple Debentures	2nd tranche due in 6 years, of nominative book entry, non-share convertible, subordinated debentures				1,309	1.0488	0.6338

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note: These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June  2010, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group & related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000
Final Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note: These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2010

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer